NO ACT DC
PE
11-01-07

Act: 1934
Section: 15(d)
Rule:
Public
Availability: 11/2/2007



07081705

November 2, 2007


RECD S.E.C.
NOV 0 2 2007
1086

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

**Re: FoxHollow Technologies, Inc.**
**Incoming letter dated November 1, 2007**

Based on the facts presented, the Division will not object if FoxHollow stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended September 30, 2007. In reaching this position, we note that FoxHollow has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-3 and Form S-8 and those registration statements are effective. We assume that, consistent with the representations made in your letter, FoxHollow will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2007.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2007

**Mail Stop 3010**

Amy E. Culbert
Oppenheimer Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609

**Re: FoxHollow Technologies Inc**

Dear Ms. Culbert:

In regard to your letter of November 1, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,



Jonathan A. Ingram
Deputy Chief Counsel

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP

Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609
www.Oppenheimer.com

Direct: (612) 607-7287
Main: (612) 607-7000
Fax: (612) 607-7100
E-Mail: ACulbert@oppenheimer.com

**Securities Exchange Act of 1934, Sections 12(h), 13(a) and 15(d)**
**Securities Exchange Act of 1934, Rule 12h-3**

November 1, 2007

**VIA E-MAIL AND FACSIMILE**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Email: cfletters@sec.gov

**Re: ev3 Inc. (Commission File No. 000-51348);**
**FoxHollow Technologies, Inc. (Commission File No. 000-50998)**

Ladies and Gentlemen:

We are writing on behalf of ev3 Inc., a Delaware corporation ("ev3"), and its wholly-owned subsidiary, FoxHollow Technologies, Inc., a Delaware corporation ("FoxHollow"), to request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it will not recommend enforcement action to the SEC if, under the circumstances described in this letter, FoxHollow files a certificate on Form 15 (a "Form 15") to suspend FoxHollow's reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12h-3 thereunder ("Rule 12h-3"), including the suspension of FoxHollow's duty to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 and its Annual Report on Form 10-K for the year ending December 31, 2007. Alternatively, we request an exemption pursuant to Section 12(h) of the Exchange Act from any obligation of FoxHollow to file periodic or current reports under the Exchange Act under the circumstances described herein. Statements of fact contained herein are statements of FoxHollow.

**Background**

On July 21, 2007, ev3, Foreigner Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ev3 ("ev3's Merger Sub"), and FoxHollow entered into an Agreement and Plan of Merger, dated as of July 21, 2007 (the "Merger Agreement"), which provides, among other things, that ev3's Merger Sub would merge with and into FoxHollow (the "Merger"). The Merger was completed and effective on October 4, 2007. As a result of the Merger, the separate corporate existence of ev3's Merger Sub ceased and FoxHollow survived and became a wholly-owned subsidiary of ev3.

As a result of the Merger, each share of FoxHollow common stock outstanding at the effective time of the Merger was converted automatically into the right to receive 1.45 shares of ev3 common stock, plus $2.75 in cash, without interest (the "Merger Consideration"). Alternatively, FoxHollow stockholders could have elected to receive either 1.62 shares of ev3 common stock or $25.92 in cash for each share of FoxHollow common stock by making an all-stock or an all-cash election, respectively. Stock and cash elections were subject to pro-ration to preserve an overall mix of 1.45 shares of ev3 common stock and $2.75 in cash for all of the outstanding shares of FoxHollow common stock in the aggregate. FoxHollow stockholders received cash instead of fractional shares of ev3 common stock that would have otherwise been issued as a result of the Merger.

Under applicable provisions of Delaware law, FoxHollow stockholders had the right to dissent from the Merger and to obtain payment in cash of the fair value of their shares of FoxHollow common stock. However, no FoxHollow stockholders elected to exercise these appraisal rights in connection with the Merger.

In the aggregate, ev3 issued approximately 43.1 million shares of ev3 common stock and paid approximately $81.8 million to FoxHollow stockholders in connection with the Merger. ev3 common stock is listed on the NASDAQ Global Select Market under the symbol of "EVVV," and as a result thereof, is registered under Section 12(b) of the Exchange Act. The issuance of ev3 common stock to the FoxHollow stockholders as Merger Consideration in connection with the Merger was registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form S-4 (File No. 333-145554), initially filed by ev3 with the SEC on August 17, 2007 and declared effective by the SEC on August 30, 2007.

In addition, as a result of the Merger, all outstanding options to purchase shares of FoxHollow common stock and other equity awards based on FoxHollow common stock, which were outstanding immediately prior to the effective time of the Merger and whether or not then exercisable or vested, were converted into and became, respectively, options to purchase shares of ev3 common stock and with respect to all other FoxHollow equity awards, awards based on shares of ev3 common stock, in each case, on terms substantially identical to those in effect prior to the effective time of the Merger, except for adjustments to the underlying number of shares and the exercise price based on an exchange ratio reflected in the Merger Consideration and other adjustments as provided in the Merger Agreement. ev3 filed a registration statement on Form S-8 immediately upon effectiveness of the Merger to register the issuance of shares of ev3 common stock underlying the converted options and other equity awards, as well as additional shares of ev3 common stock issuable under ev3's current equity compensation plan.

As a result of the Merger, ev3 owns all of the issued and outstanding shares of FoxHollow common stock and FoxHollow has no other equity or other securities or any options, warrants or other rights to purchase any of its equity or other securities outstanding.

From the date of its initial public offering on October 27, 2004 until July 31, 2006, FoxHollow common stock was quoted on the NASDAQ Stock Market, and as a result, was registered under Section 12(g) of the Exchange Act. Subsequently, as a result of the NASDAQ Stock Market becoming a national securities exchange on August 1, 2006, FoxHollow common stock became registered under Section 12(b) of the Exchange Act. FoxHollow common stock did not at any time trade on any other national securities exchange, other than the NASDAQ Stock Market. In addition, other than the FoxHollow common stock, FoxHollow does not currently have any other equity or other securities outstanding and has never had any other equity or other securities outstanding that were registered under Section 12(b) or 12(g) of the Exchange Act.

Upon completion of the Merger, on October 4, 2007, the NASDAQ Stock Market filed with the SEC an application on Form 25 to strike FoxHollow common stock from listing on the NASDAQ Global Select Market and to withdraw FoxHollow common stock from registration under Section 12(b) of the Exchange Act pursuant to Rule 12d2-2(a) under the Exchange Act. Pursuant to Rule 12d2-2(d)(1), the application on Form 25 to strike FoxHollow common stock from listing on the NASDAQ Global Select Market became effective on October 14, 2007, which was 10 days after the Form 25 was filed with the SEC. Pursuant to Rule 12d2-2(d)(2), the application on Form 25 to withdraw the registration of FoxHollow common stock under Section 12(b) of the Exchange Act is expected to become effective on January 2, 2008, which is 90 days after the Form 25 was filed with the SEC. However, pursuant to Rule 12d2-2(d)(5), FoxHollow's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of its common stock under Section 12(b) of the Exchange Act was suspended upon the effective date for the delisting of FoxHollow common stock, which was on October 14, 2007.

FoxHollow intends to file a Form 15 with the SEC to deregister FoxHollow common stock under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(l)(i) under the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of FoxHollow common stock under Section 12(g) of the Exchange Act is expected to occur 90 days after FoxHollow's filing of the certification on Form 15. However, pursuant to Rule 12g-4(b), FoxHollow's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of its common stock under Section 12(g) of the Exchange Act will be suspended immediately upon FoxHollow's filing of the certification on Form 15. Subject to the Staff's concurrence with the request set forth in this letter, FoxHollow also intends to file a certification on Form 15 with the SEC to suspend FoxHollow's duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3. FoxHollow intends to file one Form 15 to suspend both FoxHollow's duty to file reports under Section 13(a) of the Exchange Act as a result of the registration of its common stock under Section 12(g) of the Exchange Act and FoxHollow's duty to file reports under Section 15(d) of the Exchange Act, only after obtaining the relief sought by this letter.

Notwithstanding the suspension of FoxHollow's reporting obligation as a result of the registration of its common stock under Section 12(b) of the Exchange Act pursuant to Rule 12d2-2(d)(5) and the suspension of FoxHollow's reporting obligation as a result of the registration of its common stock under Section 12(g) of the Exchange Act upon FoxHollow's filing of a Form 15 pursuant to Rule 12g-4(b), in the absence of obtaining the relief sought by this letter, Section 15(d) of the Exchange Act would continue to require the filing of FoxHollow's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 since FoxHollow previously filed Securities Act registration statements that were declared effective or otherwise became effective during 2007. So long as FoxHollow common stock is registered under Section 12 of the Exchange Act, FoxHollow's Section 15(d) obligation is suspended. In the absence of obtaining the relief sought by this letter, once FoxHollow common stock is no longer registered under Section 12 of the Exchange Act, FoxHollow will continue to have a reporting obligation under Section 15(d) of the Exchange Act. In the absence of Rule 12h-3(c) upon the suspension of FoxHollow's reporting obligation as a result of the registration of its common stock under Section 12(g) of the Exchange Act, FoxHollow would qualify for the suspension of its Section 15(d) reporting obligations pursuant to Rule 12h-3 under the Exchange Act.

Under subsection (a) and (b) of Rule 12h-3, an issuer's duty under Section 15(d) to file reports under Section 13(a) of the Exchange Act shall be suspended immediately upon filing with the SEC a certification on Form 15 if, with respect to the class of securities, the number of record holders is less than 300 persons and the issuer has filed all reports required by Section 13 for the shorter of its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15, or the period since the issuer became subject to such reporting. As a result of the Merger, FoxHollow common stock is owned entirely by ev3. FoxHollow has filed all the Section 13(a) reports required by Rule 12h-3(a), without regard to extensions provided under Rule 12b-25. Thus, FoxHollow satisfies the requirements of Rule 12h-3(a) and (b). However, subsection (c) of Rule 12h-3 states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) through a company's Exchange Act filings.

In March 2007, FoxHollow filed a registration statement on Form S-8 registering the issuance of shares of FoxHollow common stock under FoxHollow's 2004 Equity Incentive Plan and 2004 Employee Stock Purchase Plan. In addition, FoxHollow had three effective registration statements on Form S-8 and one effective registration statement on Form S-3 pursuant to which FoxHollow registered shares of FoxHollow common stock in prior fiscal years, which registration statements were automatically updated in 2007 for purposes of Section 10(a)(3) of the Securities Act with the filing of FoxHollow's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. These three Form S-8s were filed by FoxHollow with the SEC on March 20, 2006 (File No. 333-132587), January 18, 2005 (File No. 333-122106) and November 9, 2004 (File No. 333-120331) and registered the issuance of shares of FoxHollow common stock under FoxHollow's 2004 Equity Incentive Plan, 2004 Employee Stock Purchase Plan and/or 1997 Stock Plan. The Form S-3 was filed by FoxHollow with the SEC on September 25, 2006 (File No. 333-137568) and registered the resale of up to 389,653 shares of FoxHollow common stock by selling shareholders. This Form S-3 was declared effective on October 4, 2006 and the last sale under this Form S-3 occurred just prior to the completion of the Merger. Immediately upon completion of the Merger, FoxHollow filed post-effective amendments to all of these Form S-8 registration statements and the Form S-3 registration statement to remove from registration any unsold securities remaining under such filings. The post-effective amendments to the Form S-8s were effective immediately upon filing and the post-effective amendment to the Form S-3 registration statement was declared effective on October 11, 2007.

FoxHollow otherwise satisfies the requirements of Rule 12h-3, except that the Form S-8 and Form S-3 filings bring FoxHollow within the auspices of Rule 12h-3(c), which would prevent FoxHollow from suspending its duty to file periodic reports under Section 15(d) without the relief sought in this letter.

**Discussion**

We respectfully submit that FoxHollow should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c) for the following reasons: (1) FoxHollow meets the requirements of Rule 12h-3(a) and (b); (2) Section 15(d)'s purpose of providing current information to purchasers is not at issue in FoxHollow's situation; (3) the benefits of periodic reporting for FoxHollow do not outweigh the burdens of making such filings; and (4) the SEC has frequently recognized in situations very similar to FoxHollow's that a literal reading of Rule 12h-3(c) is not always justified.

FoxHollow meets all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a). FoxHollow has filed all required reports for fiscal years 2004, 2005, 2006 and the interim period of 2007, including a Current Report on Form 8-K reporting the change in control pursuant to the Merger. In addition, its sole outstanding class of securities is held by only one holder of record, ev3, which is far less than 300 holders of record. No holders of FoxHollow common stock pursuant to any of the registration statements described above currently remain FoxHollow stockholders, because as a result of the Merger, all of the outstanding common stock of FoxHollow is held by ev3. As a result, it is clear that FoxHollow meets the criteria for suspension of reporting, except for the application of Rule 12h-3(c).

The SEC has recognized and the Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release").* The Staff has historically indicated that Rule 12h-3(c) was not intended to apply to normal course updating of registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act. *See GS Financial Products U.S., L.P. (available January 31, 2000); NYNEX Corporation (available July 3, 1997); Letter to C. Michael Harrington (available January 4, 1985).*

The policy concerns behind Section 15(d) reporting obligations are not at issue in FoxHollow's situation for several reasons. As a result of the Merger, described in more detail above, all of FoxHollow common stock has been exchanged for the Merger Consideration and all of FoxHollow's outstanding options to purchase shares of FoxHollow common stock and other FoxHollow stock-based awards have been assumed and converted to ev3 options to purchase shares of ev3 common stock and ev3 stock-based awards based on ev3 common stock. As a result of the Merger, ev3 is the sole owner of FoxHollow common stock and no options, warrants or other rights to acquire FoxHollow common stock or any other equity or other securities of FoxHollow remain outstanding. In addition, ev3 is a publicly traded, reporting company, so the former FoxHollow holders will have all the current information they need regarding the ev3 common stock which they now hold.

Additionally, we note FoxHollow has filed post-effective amendments to each of its Form S-8 and Form S-3 registration statements to deregister any shares of FoxHollow common stock that remained unsold as of the date of the filing of these amendments and such post-effective amendments were either automatically effective upon filing or were subsequently declared effective. Accordingly, no investors will be able to purchase FoxHollow common stock pursuant to these registration statements and require the protection of Section 15(d).

A further reason the FoxHollow no-action relief should be granted is because the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 record holders). In the Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." All of the issued and outstanding shares of

FoxHollow common stock are currently held solely by ev3 and there are no other classes of equity or other securities of FoxHollow outstanding. As there will be no holders of FoxHollow securities other than ev3, the preparation and filing of periodic reports required under Section 13(a) of the Exchange Act will be of no value or benefit, as there is no investor who will be protected by, or who will in any way benefit from, such reports. Any periodic reports for FoxHollow would, in fact, be prepared by ev3. The preparation of such reports, however, will impose a financial burden on the companies and will involve significant management efforts. Requiring the continued filing of Exchange Act reports by FoxHollow under Section 15(d) would not serve the purpose of Section 15(d) and would be significantly burdensome to FoxHollow and ev3, particularly the preparation and filing of a Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 and an Annual Report on Form 10-K for the fiscal year ending December 31, 2007.

The Staff has often taken the position that a literal reading of Rule 12h-3(c) can have unintended consequences and lead to an unjustified burden on a registrant and accordingly has taken a no-action position on the suspension of filing Exchange Act reports where there would remain few or no security holders to benefit from the disclosure to be provided by such reports. *See, e.g., Eagle Hospitality Properties Trust, Inc. (available August 30, 2007); DSL.net, Inc. (available March 30, 2007); American Physicians Insurance Company (available March 30, 2007); BH Lodging Corporation (available November 8, 2006); Loudeye Corporation (available November 7, 2006); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); IVAX Corporation (available March 10, 2006); Unocal Corp. (available October 21, 2005); 3333 Holding Corp., Centex Development Co. (available March 17, 2004); CoorsTek, Inc. (available August 14, 2003), PayPal, Inc. (available November 13, 2002); ConocoPhillips (available August 23, 2002); CoCensys, Inc. (available November 10, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); Dataproducts Corp. (available June 7, 1990); and Mtech Corporation (available January 19, 1988).* In each of these cases, notwithstanding the fact that a registration statement under the Securities Act had been declared effective or updated under the Securities Act Section 10(a)(3) during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other publicly traded securities outstanding. FoxHollow's situation is very similar to that of these applicants since, after the Merger, ev3, a reporting company, now holds all of the equity interests of FoxHollow.

Therefore, because, following the Merger, FoxHollow no longer has any publicly traded securities and has just one shareholder (ev3), it is contrary to the underlying policy of Rule 12h-3(c) to deny FoxHollow suspension of its reporting obligations under Rule 12h-3 simply because of the automatic update of FoxHollow's Form S-3 registration statement and its three Form S-8 registration statements filed prior to fiscal year 2007 and the effectiveness of FoxHollow's Form S-8 registration statement in March 2007.

**Conclusion**

For the reasons discussed above, we respectfully request that the Staff advise us that it will not recommend enforcement action to the SEC if, under the circumstances described in this letter, FoxHollow files a Form 15 to suspend FoxHollow's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to the FoxHollow common stock, including the suspension of FoxHollow's duty to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 and its Annual Report on Form 10-K for the fiscal year ending December 31, 2007. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of FoxHollow to file reports under the Exchange Act under the circumstances described herein.

In view of the expense, time and effort that would be involved in the preparation and filing of FoxHollow's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 under the Exchange Act and the due date for such report being November 9, 2007, we respectfully request that this matter be given expedited consideration.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by e-mail. For convenience, we are also transmitting one copy via facsimile.

Any questions or comments may be directed to me at (612) 607-7287.

Very truly yours,

OPPENHEIMER WOLFF & DONNELLY LLP

/s/ Amy E. Culbert
Amy E. Culbert

cc: Kevin M. Klemz, ev3 Inc.

END